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                                  EXHIBIT 3.1


     Section 1 of Article III of the Bylaws is amended to read in its entirety as follows:

     Section 1.  Number and Term.  The number of directors which shall
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constitute the whole Board of Directors shall be not less than three (3) nor more than fifteen (15), the exact number to be fixed from time to time by resolution of the Board of Directors. The directors shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected at the annual meeting of shareholders to be held in 1999 for a term expiring at the annual meeting of shareholders to be held in 2000, another class to be originally elected at the annual meeting of shareholders to be held in 1999 for a term expiring at the annual meeting of shareholders to be held in 2001, and another class to be originally elected at the annual meeting of shareholders to be held in 1999 for a term expiring at the annual meeting of shareholders to be held in 2002, with each class to hold office until its successors are elected and qualified. At each annual meeting of shareholders occurring after the 1999 annual meeting of shareholders, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

     Section 2 and Section 4 of Article III of the Bylaws are each deleted in its entirety.